HARMONY GOLD MINING COMPANY LIMITED
Randfontein Office Park     P O Box 2, Randfontein, 1760    T +27 11 411 2000         NYSE trading symbol HMY
Cnr Main Reef Road and Ward     Johannesburg, South Africa        F +27 11 692 3879         JSE trading symbol HAR
Avenue, Randfontein, 1759                    W www.harmony.co.za

VIA EDGAR
                                            30 January 2024

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.
20549

For attention:    Steve Lo
Shannon Buskirk
John Coleman

RE:                 Harmony Gold Mining Company Limited
Form 20-F for Fiscal Year Ended June 30, 2023
Filed October 31, 2023
File No. 001-31545
Comment Letter dated January 19, 2024

We are in receipt of your letter of January 19, 2024 to Harmony Gold Mining Company Limited (the “Company”), asking that the Company respond to your inquiry within ten business days or inform you of when the Company will provide you a response. As the Company will require further time to gather the requested materials and formulate the requested response in coordination with its independent auditors and other advisors, the Company will be able to provide a response on or before March 7, 2024.

Thank you for your co-operation.

Yours sincerely,

/s/ Boipelo Lekubo
Boipelo Lekubo

cc:

Peter Steenkamp

Michelle Kriel

Shela Mohatla
John Basnage

Directors:    PT Motsepe* (Chairman), KT Nondumo* (Deputy Chairman), M Msimang*, PW Steenkamp (Chief Executive), BP Lekubo (Financial Director),
    HE Mashego (Executive Director), JL Wetton*, VP Pillay*, GR Sibiya*, PL Turner*, B Nqwababa*, M Prinsloo*
        *Non-Executive

Secretary:     SS Mohatla

Registration Number:     1950/038232/06